SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               FIRST CYPRESS, INC.
                                (NAME OF ISSUER)

              SERIES A PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  689040 10 3
                                  -----------
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 OCTOBER 7, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Phillip  Buschmann      N/A
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [  ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada
--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF          15,000,000  due  to  1,000,000  shares of Series A Preferred
SHARES           ---------------------------------------------------------------
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH     N/A
REPORTING        ---------------------------------------------------------------
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                    15,000,000
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
               N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               15,000,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               41%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of First Cypress, Inc. ("First Cypress"). The principal executive offices of First Cypress are located at 349 West Georgia Street, Suite No. 3362, Vancouver, British Columbia V6B 3Y3.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Phillip Buschmann. Mr. Buschmann's business address is 349 West Georgia Street, Suite No. 3362, Vancouver, British Columbia V6B 3Y3. Mr. Buschmann serves as the company's President and Director.

(d)-(e) During the last five years, Mr. Buschmann: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Buschmann  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Buschmann acquired 1,000,000 shares of Series A Preferred Stock which vote 15,000,000 shares of common stock in consideration for services rendered.

ITEM  4.  Purpose  of  Transaction

Mr. Buschmann acquired the securities of First Cypress, Inc. for investment purposes. Depending on general market and economic conditions affecting First Cypress, Inc. and other relevant factors, Mr. Buschmann may purchase additional securities of First Cypress, Inc. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Buschmann does not have any plans or proposals which relate to or result in the following unless otherwise noted:

(a) Mr. Buschmann is in discussions with a company regarding the acquisition of additional securities of First Cypress, Inc., or the disposition of securities of First Cypress, Inc.;

(b) Mr. Buschmann is in discussions with a company regarding an extraordinary transaction, such as a merger, reorganization or liquidation, involving First Cypress, Inc.;

(c)     a  sale or transfer of material amount of assets of First Cypress, Inc.;

(d) Mr. Buschmann is in discussions with a company which may result in a change in the present board of directors or management of First Cypress, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Mr. Buschmann is in discussions with a company which may result in a material change in the present capitalization or dividend policy of First Cypress, Inc.;

(f) Mr. Buschmann is in discussions with a company which may result in a material change in First Cypress, Inc.'s business or corporate structure;

(g) Mr. Buschmann is in discussions with a company which may result in changes in First Cypress, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Cypress, Inc. by any person;

(h) causing a class of securities of First Cypress, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of First Cypress, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Buschmann beneficially owns 1,000,000 shares of Series A Preferred Stock, $0.001 par value, of First Cypress, Inc. Under the Certificate of Designation for the Series A Preferred Stock, Mr. Buschmann receives 15 votes for each share, entitling him to 15,000,000 votes, which constitute approximately 41% of the vote.

(b) Mr. Buschmann has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Buschmann.

(c) Mr. Buschmann acquired the Preferred Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Buschmann.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit  1(1)     Certificate  of  Designation

     (1)  Filed  as  Exhibit  3.1 to the report on Form 8-K filed on October 20,
          2003


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  20,  2003               By: /s/  Phillip  Buschmann
                                            -------------------------
                                            President  and  Director

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